December 2, 2024

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition II Corporation
One World Trade Center, Suite 8500
New York, NY 10007

       Re: StoneBridge Acquisition II Corporation
           Draft Registration Statement on Form S-1
           Submitted November 6, 2024
           CIK No. 0002043630
Dear Bhargav Marepally:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please disclose the amount of securities issued or to be issued to the sponsor, affiliates or promoters, as required by Item 1602(a)(3) of Regulation S-K. For example, disclose that you may issue additional founder shares to maintain the sponsor's 20%
       interest if there is a change in the size of the offering. Also describe the anti-dilution adjustments that may be made to the one-to-one conversion of founder shares at the time of the business combination. Disclose the possible issuance of private placement warrants upon conversion of up to $1,500,000 of loans that may be made by your sponsor or an affiliate, and any other securities you may issue to the sponsor, its affiliates and promoters. Disclose the price paid or to be paid for such securities, including the price paid for the outstanding founder shares, and disclose whether any
 December 2, 2024
Page 2

      compensation and securities issuances may result in a material dilution of the
      purchaser   s equity interests. Finally, include a cross-reference to the locations of
      related disclosures in the prospectus, including the disclosures required by Item
      1602(b)(6). Please see Item 1602(a)(3) of Regulation S-K.
2. Please revise your cover page to state whether there are any limitations on redemption rights, as required by Item 1602(a)(2) of Regulation S-K. In this regard, we note disclosure on page 30 of the prospectus regarding shareholders holding 15% or more of the shares sold in the offering, and disclosure on page 97 that redemptions cannot cause net tangible assets to fall below $5,000,001.
3. We note your disclosure that non-managing investors are not obligated to vote in favor of an initial business combination. Please revise here and where similar disclosure appears throughout the prospectus to clearly state that non-managing investors will nevertheless be incentivized to vote in favor of the business
      combination because of their indirect interest in founder shares and private placement warrants. Similarly, where you state on page 22 that non-managing sponsor investors are not required to vote in favor of the transaction, please clarify statements that they
      will    potentially have different interests than our public shareholders
.. . . because of
      their indirect ownership of founder shares . . .    to describe the
non-managing sponsor
      investors' financial incentive to vote in favor of a business combination.
Summary, page 1

4. Please revise to discuss the impact that competition among other SPACs will have on your ability to identify and evaluate a target company. For example, describe how this competition may hinder your ability to negotiate attractive terms for an acquisition.
      See Item 1602(b)(1) of Regulation S-K.
5. We note your disclosure on pages 9 and 21 that you will have 24 months to consummate a business combination and that you may seek shareholder approval to
      extend the time period. Please revise the summary to disclose whether there are any limitations on extensions or their duration, including the number of times you may extend, and the consequences to the sponsor of not completing an extension. See Item
      1602(b)(4) of Regulation S-K.
6. We note your disclosure on pages 3 and 105 that you intend to complete a business combination with a company that has an enterprise value of between $200 million and
      $1.5 billion, a value that exceeds the net proceeds of the offering. Please include disclosure within the summary under an appropriate subcaption to provide a more comprehensive discussion regarding any plans to seek additional funding and the impact of any additional funding on unaffiliated shareholders. For example, discuss any plans to seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. We note disclosure on page 30 regarding the use of equity-linked securities, loans advances and other indebtedness, forward purchase agreements and backstop arrangements to satisfy net tangible assets or minimum cash requirements, and disclosure on page 23 regarding loans and investments from your sponsor and others to pay expenses prior to a business combination. See
Item
 December 2, 2024
Page 3

       1602(b)(5) of Regulation S-K.
7. Please provide a compensation table detailing the nature and amount of the compensation received or to be received by, and the amount and price of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters, as well as all other appropriate items required by Item 1602(b)(6) of Regulation S-K. To the extent that officers or directors are affiliates of the sponsor, please also include as compensation any potential consulting, success or finders fees and any other salary fee that may become payable to them or your sponsor in an amount that constitutes a market standard for transactions comparable to the business combination and related transactions, as contemplated in disclosure on page 138.
Expression of Interest, page 21

8. We note your disclosure here and elsewhere that non-managing sponsor investors have expressed an interest in purchasing a portion of the offering. Please disclose the number of non-managing sponsor investors who have expressed an interest in purchasing units and whether you believe these purchases will affect your ability to meet Nasdaq listing requirements. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.

Anticipated expenses and funding sources, page 22

9. We note that unless and until you complete a business combination, you may pay expenses only from permitted withdrawals of interest from the trust account and the items in the bullet points on page 23. Please revise to clarify that you may take permitted withdrawals of interest from the trust account for working capital only after a business combination agreement has been entered into, consistent with disclosure in the definition of "permitted withdrawals" on page 2. Please include similar disclosure in your risk factor "If the net proceeds of this offering . . ." on page 47.
Manner of conducting redemptions, page 27

10.    We note your disclosure on page 28 that in addition to the sponsor   s
founder shares,
       you will need 37.5%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination. Given that the non-managing sponsor investors will have an incentive to vote their public shares in favor of the of the business combination please disclose, if true, that you may not need any public shareholders to approve a business combination.
Conflicts of Interest, page 33

11. Please revise to also refer to your sponsor and its affiliates and promoters and their conflicts of interest in this discussion, as required by Item 1602(b)(7) of Regulation S-
       K. Include disclosure of conflicts resulting from the repayment of sponsor loans, such as you have discussed on page 143, and revise disclosure regarding the financial interests of the sponsor, officers and directors to provide more quantitative information about the value of their investments in founder shares and private warrants that may be lost if a business combination does not occur. Please also
 December 2, 2024
Page 4

       disclose that the company is not prohibited from engaging in a business combination with a target that has a relationship with entities that may be affiliated with your sponsor, affiliates, promoters, officers, directors or existing holders as described on page 58. Finally, where you state that you do not believe that any potential conflicts would materially affect your ability to complete your initial business combination, please explain the basis for such belief.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a
Business Combination
If we are deemed to be an investment company under the Investment Company Act..., page
50

12. We note your risk factor disclosure on pages 49 through 52 addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. We also note your statement that by restricting the
       investment of the proceeds to government securities you intend to avoid being deemed an "investment company." Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception. We do not have a specified maximum redemption threshold, page 61

13. Please reconcile disclosure that you do not have a specified maximum redemption threshold with disclosure in footnote 4 to the Capitalization table on page 97 stating that redemptions cannot cause net tangible assets to fall below
$5,000,001.
We may not be able to complete an initial business combination..., page 64

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
Use of Proceeds, page 89

15. We note that you have included only 12 months of administrative services fees in your use of proceeds held outside the trust. Since your completion window is 24 months, please explain why you have not provided for 24 months of administrative service fees, and how you expect to cover those costs if not from proceeds held outside the trust.
Dilution, page 94

16. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 95 and 96. Such tabular presentation appears to assume your maximum redemption threshold is the entire amounts of shares to be sold to public shareholders as part of this offering. We further note your disclosure within footnote 4 on page 97 that redemptions cannot cause your net tangible assets to fall below $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.
17. Please expand your narrative disclosure to describe each material potential source of
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Page 5

       future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination (including specifically discussing that you intend to target a business that has an enterprise value of up to $1.5 billion), and sponsor working capital loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K.
Capitalization, page 97

18. Please tell us how you have determined that your warrants should be accounted for as liabilities, and how you determined that the fair value of the warrants as of September
       30, 2024, as adjusted, is zero.
Proposed Business
Our Sponsor, page 106

19. Please revise to include more details about the completed business combination of the prior SPAC, Stonebridge Acquisition Corporation with DigiAsia including any additional financing needed for the transaction and the level of redemptions. See Item
       1603(a)(3) of Regulation S-K.
20. Please disclose all persons who have a direct and/or indirect material interest in the
       SPAC sponsor, as well as the nature and amount of their interests. See
Item
       1603(a)(7) of Regulation S-K.
Principal Shareholders
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 149

21. Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).
22. Please revise the disclosure on page 149 and similar disclosure elsewhere in the prospectus to address whether there are any circumstances or arrangements under which your sponsor or affiliates have or could indirectly transfer ownership of your securities, such as through the transfer of sponsor membership interests. See Item
       1603(a)(6) of Regulation S-K. If such circumstances or arrangements exist, or if there are no limitations on the possible transfer of sponsor membership interests, please disclose this and include risk factor disclosure about the possibility that ownership and control of the sponsor may be transferred to another party or that Stonebridge
       Acquisition Sponsor II LLC may be removed as sponsor before identifying and completing a business combination.
Executive Officer and Director Compensation, page 137

23. We note disclosure on your cover page that members of your management team and your board of directors will directly or indirectly own founder shares and/or private placement units following the offering. Please clarify whether this refers only to
       Messrs. Marepally and Antony. If other members of the board of directors will receive these direct or indirect interests in founder shares and/or private placement units as compensation for their services, please disclose in this section. See
Item 402(r)(3) of
 December 2, 2024
Page 6

       Regulation S-K.
       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Kelvin Kesse, Esq.